

Mail Stop 3030

August 30, 2017

Via E-mail
Jonathan W. Kim
Chief Financial Officer
MagnaChip Semiconductor Corporation
 c/o MagnaChip Semiconductor S.A.
1, Allée Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

> **Re:** **MagnaChip Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-34791**

Dear Mr. Kim:

We have reviewed your August 16, 2017 response to our comment letter and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2017 letter.

Form 10-K for the year ended December 31, 2017

Consolidated Financial Statements

Note 4. Inventory, page 96

1. We note your response to comment 1. In future periods in which you present the roll-forward, revise the table to separately show the gross amounts of inventory impairment charges recorded pursuant to ASC 330-10-35-2 in each period. Further, revise the inventory discussion in the Critical Accounting Policies and Estimates section of Management's Discussion and Analysis to quantify the impairment charges recorded in each period. When material in future periods, revise your Gross Profit discussions on pages 61 and 66 to disclose

the impact of the sale of previously impaired inventory on gross margins. Refer to Item 303(a)(3) of Regulation S-K and Section V of SEC Release 33-3850.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery